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Exhibit 8.1

[Shumaker Williams, P.C. Letterhead]

        WRITER'S DIRECT DIAL: 717.763.1121

WRITER'S EMAIL: mail@shumakerwilliams.com

January 24, 2006

Board of Directors
Tower Bancorp, Inc.
40 Center Square
P.O. Box 8
Greencastle, PA 17225

  Re:
  Merger of FNB Financial Corporation with and into Tower Bancorp, Inc.
  Our File No: 849-05

Dear Members of the Board:

        You have requested our opinion in connection with the transaction contemplated by the Agreement and Plan of Merger ("Agreement") dated September 21, 2005, as amended December 14, 2005, by and between Tower Bancorp, Inc., a Pennsylvania corporation ("Tower") and FNB Financial Corporation, a Pennsylvania corporation ("FNB"), pursuant to which FNB will merge with and into Tower, which will be the surviving entity ("Merger"). At the Effective Date of the Merger, each share of FNB Common Stock issued and outstanding immediately prior to the Effective Date will be converted into the right to receive (i) Common Stock Consideration or (ii) Cash Consideration, as is provided in Article II of the Agreement. No fractional shares of Tower Common Stock will be issued in this transaction. In lieu thereof, shareholders of FNB will, to the extent relevant, receive cash in an amount determined pursuant to Section 2.04 of the Agreement. All shares of FNB Common Stock owned directly or indirectly by Tower, FNB and any of their subsidiaries at the Effective Date will be canceled, and no shares of Tower Common Stock or other property will be delivered in exchange therefor.

        This opinion is furnished pursuant to the requirements of Section 6.02(g) of the Agreement. All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Agreement and its exhibits.

        In connection with providing our opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Agreement, the exhibits thereto and other documents that we deem necessary or appropriate for the individual opinions set forth below. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the latter documents. As to any facts material to this opinion that we did not independently establish or verify, we have relied upon the foregoing documents and upon statements and representations of officers and other representatives of Tower and FNB, including certain written representations of the managements of each of Tower and FNB. The opinions we express are conditioned on the initial and continuing accuracy of the facts, information and representations contained in the aforesaid documents or otherwise referred to above.

        In preparing our opinion, we have considered applicable provisions of the Internal Revenue Code ("Code"), Treasury regulations, pertinent judicial authorities, interpretative rulings of the Internal Revenue Service ("IRS") and other authorities that we deem relevant, any of which could be changed at any time. Any such changes might be retroactive with respect to transactions entered into prior to the date of the changes and could significantly modify one or more of the opinions expressed below. Nevertheless, we undertake no responsibility to advise you of any subsequent developments in the application of the United States federal income tax laws.

        As you are aware, no ruling has been or will be requested from the IRS concerning the United States federal income tax consequences of the Merger. In reviewing this opinion, you should be aware that the opinions set forth below represent our conclusion regarding the application of existing United States federal income tax law to the instant transaction. If the facts vary from those relied upon (or if any representation, covenant, warranty or assumption upon which we have relied is inaccurate, incomplete, breached or ineffective), one or more of the opinions contained herein could be inapplicable, in whole or in part. You should be aware that an opinion of counsel represents only counsel's best legal judgment, and has no binding effect or official status of any kind, and that we can give no assurance that contrary positions may not be taken by the IRS or that a court considering the issues would not hold otherwise.

        Based solely upon the foregoing and upon the assumptions set forth herein, and subject to the qualifications and caveats set forth herein, we are of the opinion that, under present United States federal income tax law:

  1.
  The Merger constitutes a reorganization within the meaning of Code Section 368(a).

  2.
  Any gain realized by holders of FNB Common Stock will be recognized only to the extent of cash or other property (other than Tower Common Stock) received in the Merger, including cash received in lieu of fractional share interests.

        We express no opinion as to the United States federal income tax consequences of the Merger to shareholders subject to special treatment under United States federal income tax law (including, for example, foreign persons, financial institutions, dealers in securities, insurance companies, tax-exempt organizations, persons who hold shares of FNB Common Stock in qualified retirement plans or programs, persons who acquired their shares of FNB Common Stock pursuant to the exercise of employee stock options or otherwise as compensation and persons who hold shares of FNB Common Stock as part of a hedge, straddle, conversion or constructive sale transaction) or with respect to the conversion of convertible securities. In addition, no opinion is expressed with respect to the tax consequences of the Merger under applicable foreign, state or local laws, or under federal tax laws other than those pertaining to the income tax. This opinion is given only with respect to laws and regulations presently in effect. We assume no obligation to advise you of any changes in law or regulation that may hereafter occur, whether the same are retroactively or prospectively applied, or to update or supplement this opinion letter in any manner to reflect any facts or circumstances that hereafter come to our attention.

Very truly yours,
/s/ SHUMAKER WILLIAMS, P.C. SHUMAKER WILLIAMS, P.C.

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